UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-38269

FinVolution Group

Building G1, No. 999 Dangui Road

Pudong New District, Shanghai 201203

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FinVolution Group

By:	/s/ Jiayuan Xu
Name:	Jiayuan Xu
Title:	Chief Financial Officer

Date: August 29, 2023

Exhibit Index

Exhibit 99.1—Press Release—FinVolution Group Reports Second Quarter 2023 Unaudited Financial Results

Exhibit 99.2—Press Release—FinVolution Group Announces Continued Purchase of Shares by Senior Management

Exhibit 99.3—Press Release—FinVolution Group Announces Third Share Repurchase Program of up to US$150 million